Weitzel Financial Services, Inc.
Statement of Financial Condition
December 31, 2015

ASSETS		
Current Assets		
Cash	$	117,619
Commissions Receivable		53,039
FINRA Holding Account		810
Form 8752 Deposit		11,605
Total Current Assets		183,073
Noncurrent Assets		
Equipment		141,663
Intangibles		17,000
Less: Accumulated Depreciation and Amortization		(89,331)
Net Noncurrent Assets		69,332
Total Assets	$	252,405
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Commissions Payable	$	7,712
Accrued Payroll		11,329
Total Current Liabilities		19,041
Stockholder's Equity		
Common Stock, $10 Par Value, Authorized 1,000,000 Shares Issued 2,000 Shares		20,000
Additional Paid-In Capital		46,192
Retained Earnings		167,172
Total Stockholder's Equity		233,364
Total Liabilities and Stockholder's Equity	$	252,405